UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Silver Spring Networks, Inc.

File No. 333-175393 - CF#27060
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Silver Spring Networks, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 7, 2011, as amended.

Based on representations by Silver Spring Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through April 13, 2020
Exhibit 10.12	through August 1, 2015
Exhibit 10.15	through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel